SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

ISOTIS S.A.

(Exact name of registrant as specified in its charter)

1 Rue de Sébeillon,
1004, Lausanne
Switzerland

(Address of Principal Executive Offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

February 1, 2005

ISOTIS S.A.

By	/s/ PIETER WOLTERS

Name:	Pieter Wolters
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release: IsoTis OrthoBiologics Fills Key CFO Position.

IsoTis OrthoBiologics Fills Key CFO Position

LAUSANNE, Switzerland, IRVINE, CA, USA – February 1, 2005 - IsoTis OrthoBiologics (SWX/Euronext: ISON; TSX: ISO) today announced it has appointed Robert (Rob) J. Morocco as its new Chief Financial Officer. Along with Rob Morocco, the IsoTis OrthoBiologics management team now consists of Pieter Wolters, CEO, John F. Kay, CSO, Jim Abraham, VP Global Sales, and Bill Franklin, VP Manufacturing.

Rob Morocco joins IsoTis OrthoBiologics from Opus Medical Inc., a privately held sports medicine company that was recently successfully sold to ArthroCare Corporation for over US$ 130 million. Mr. Morocco, a certified public accountant, has extensive experience in the medical device industry, and has considerable public company experience. Prior to joining Opus, Mr. Morocco served as Executive Vice President and Chief Financial Officer for A-Med Systems, Inc. He also served as Chief Financial Officer for Orthopaedic Biosystems Inc., now part of Smith & Nephew, and Director of Finance and Corporate Controller for Sensory Science Corp., a publicly traded entity. Mr. Morocco began his career at Deloitte and Touche LLP.

In November 2004, the company appointed James (Jim) P. Abraham as Vice President Global Sales. Jim Abraham has an impressive 22 year track record in the orthopaedic industry. In each of his most recent positions as an executive, at Sulzer Orthopedics from 1991 to 1994, Encore Medical Corp. from 1994 to 1998, and Regeneration Technologies, Inc. from 1998 to 2002, Jim Abraham played a key role in exponentially growing sales.

Earlier in 2004, IsoTis appointed William (Bill) A. Franklin as Vice President Manufacturing. Bill Franklin brings more than 30 years of medical device manufacturing, regulatory, and quality assurance experience to the company. During his recent eight year tenure at Interpore Cross International, Inc. he served as VP QA/RA and as VP Operations.

IsoTis OrthoBiologics has a product portfolio with several highly innovative and proprietary natural and synthetic bone graft substitutes on the market and several others in development, orthobiology sales of US$ 23 million in 2003, an established North American independent distribution network of 400 sales representatives, and a rapidly expanding international presence. The company’s main commercial operations are based out of Irvine, CA; its international sales headquarters is based in Lausanne, Switzerland.

For information contact:
Europe	US/Canada
Hans Herklots, Director Investor Relations	Rob Morocco, Chief Financial Officer
Tel: +41(0)21 620 6011	Tel: +1 949 855 7158
E-mail: hans.herklots@isotis.com	E-mail: rob.morocco@isotis.com

Certain statements in this Press Release are “forward-looking statements”, including those that refer to management’s plans and expectations for future operations, prospects and financial condition. One can identify these forward-looking statements by use of words such as ‘strategy,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘will,’ ‘continues,’ ‘estimates,’ ‘intends,’ ‘projects,’ ‘goals,’ ‘targets’ and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management of IsoTis S.A. only. Reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of IsoTis. Actual results could differ materially from current expectations due to a number of risk factors and uncertainties, including but not limited to the timely commencement and success of IsoTis’ clinical trials and research endeavors, delays in receiving U.S. FDA or other regulatory approvals (a.o. EMEA, CE), market acceptance of the Company’s products, development of competing therapies and/or technologies, the terms of any future strategic alliances, the need for additional capital, the inability to obtain, or meet conditions imposed for the required governmental and regulatory approvals and consents. For a more detailed description of the risk factors and uncertainties affecting IsoTis, refer to the Joint Information Circular and to IsoTis’ reports filed from time to time with the Swiss Stock Exchange (SWX), Euronext Amsterdam N.V., and SEDAR at www.sedar.com, as well as the Toronto Stock Exchange (TSX). This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.